Exhibit 99.1

16 Abba Eban Blvd., Herzliya Pituach 467256, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 26, 2022
________________________

Dear Otonomo Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”), of Otonomo Technologies Ltd. (the “Company”), to be held at 3:00 p.m. (Israel time) on May 26, 2022 at our offices at 16 Abba Eban Blvd., Herzliya Pituach L3 467256, Israel.

The Meeting is being called for the following purposes:

1.
To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2022 and for an additional period until the next Annual General Meeting.

2.	To approve the election of Mr. Meir Moshe to the board of directors (the “Board”) until the third annual meeting held after the date of his appointment.

3.
To approve a $65,683 special bonus for Mr. Ben Volkow, the CEO and chairman of the Board, as previously approved by the Board, as an award for the successful closing of the merger transaction with Neura, Inc.

4.	To approve a plan for Mr. Volkow for an annual cash bonus for the year 2022, based on the achievement of certain milestones.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on April 19, 2022 are entitled to notice of and to vote at the Meeting.

Our Board unanimously recommends that you vote in favor of each of the above proposals, which will be described in the proxy materials to be provided separately.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this notice and the proxy materials to be provided separately, please (i) vote online or (ii) mark, date, sign and mail your proxy as promptly as possible in the stamped envelope to be provided. If voting by mail, your proxy must be received by our transfer agent at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided in the proxy materials.

Otonomo Technologies Ltd.